Via Facsimile and U.S. Mail
Mail Stop 6010

August 1, 2007

Mr. Ajay Bansal
Chief Financial Officer
Tercica, Inc.
2000 Sierra Point Parkway, Suite 400
Brisbane, CA 94005

Re: **Tercica, Inc.**
       Form 10-K for the fiscal year ended December 31, 2006
       File No. 000-50461

Dear Mr. Bansal:

       We have reviewed your June 22, 2007 response to our May 18, 2007 letter and
have the following comments. In our comments, we ask you to provide us with
information so we may better understand your disclosure. After reviewing this
information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for fiscal year ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 48

Critical Accounting Policies and the Use of Estimates

Inventories, page 51

1.   Please confirm to us that you will include disclosures in future filings consistent
       with your response to prior comment two that due to the nature of your business
       and target market, levels of inventory in the distribution channel, changes in

demand due to price changes from competitors and introduction of new products are not significant factors when estimating excess or obsolete inventory. Also confirm that you will include disclosures to clarify that your process for evaluating whether excess or obsolete inventory exists is not complex and does not require significant management judgment, and will discuss the primary factors management considers in its evaluation.

Result of Operations, page 52

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005, page 52

Revenues, page 52

2.   Consistent with your response to prior comment four, please confirm to us that you will include information related to the reimbursement review process in future filings.

Notes to Financial Statements

Note 7. License and Collaboration Agreements and Related Party Transactions, page 80

Ipsen Collaboration, page 80

3.   We acknowledge your response to prior comment six however it appears that you have not addressed all of the requested information in our comment. Therefore we reissue the comment. For example, it appears that you have not addressed all of your significant rights and obligations under the agreement such as an obligation to participate in a joint finance committee and joint steering committee. Please provide us with a more detailed description, in disclosure-type format, of all significant rights and obligations under the agreements, including the performance period for each. Please clarify which elements of the contract you have identified as deliverables. Please clarify why you are unable to establish stand alone value for the delivered item or why is it not possible to establish objective evidence of fair value for any of the undelivered elements, and therefore have treated the license, the ongoing research and development activities and the manufacturing services obligation as a single unit of accounting. Please address the guidance in EITF 00-21. Please tell us the performance period of all deliverables and clarify how you estimated the performance period of 16 years for the upfront payment under the agreement. Tell us the contractual length of the license and collaboration agreement with Ipsen and reconcile the periods of your performance obligations with the length of the agreement.

        Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your response that keys your responses to our comments. Detailed letters greatly facilitate our review. You should furnish the letter to us via EDGAR under the form type label CORRESP.

You may contact Christine Allen, Staff Accountant, at (202) 551-3652 or Don Abbott, Senior Staff Accountant, at (202) 551-3608 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant